UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August, 2005.

                        Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  August 25, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director

BRITISH      Ministry of Finance              Mailing Address:
COLUMBIA     Corporate and Personal           PO Box 9431 Stn Prov Govt
             Property Registries              Victoria BC V8W 9V3
             www.corporateonline.gov.bc.ca
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                               NOTICE OF ARTICLES
                            BUSINESS CORPORATION ACT


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    This Notice of Articles was issued by the Registrar on August 25, 2005
                             09:45 AM Pacific Time

    Incorporation Number:  C0709247

    Recognition Date and Time:  Continued into British Columbia on
                                November 23, 2004 11:32 AM Pacific Time
    ------------------------------------------------------------------------


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                               NOTICE OF ARTICLES

NAME OF COMPANY:

ROCHESTER RESOURCES LTD.

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REGISTERED OFFICE INFORMATION

Mailing Address:                        Delivery Address:

1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7
Canada                                  Canada

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RECORDS OFFICE INFORMATION

Mailing Address:                        Delivery Address:

1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7
Canada                                  Canada

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                                                            C0709247 Page 1 OF 2

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DIRECTOR INFORMATION

LastName, First Name, Middle Name:

CARTER, Andrew

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7
Canada                                  Canada

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LastName, First Name, Middle Name:

LEE, William

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7
Canada                                  Canada

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LastName, First Name, Middle Name:

DEMARE, Nick

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7
Canada                                  Canada
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LastName, First Name, Middle Name:

O'KELL, Des

Mailing Address:                        Delivery Address:
1305 - 1090 West Georgia St             1305 - 1090 West Georgia St
Vancouver BC V6E 3V7                    Vancouver BC V6E 3V7
Canada                                  Canada
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AUTHORIZED SHARE STRUCTURE
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1.  No Maximum          Common Shares                   Without Par Value

                                                        With Special Rights or
                                                        Restrictions attached
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                                                            C0709247 Page 2 OF 2